July 5, 2012

Mr. Brian McAllister
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. McAllister:

FILE NO. 000-29948
FORM 20-F DATED FEBRUARY 28, 2011
FILED SEPTEMBER 30, 2011

Per your letter dated June 13, 2012, please be advised that we are in the process of amending filing to address your additional comments #1 to #4.

We will also provide updated certifications as you requested.

We require some additional time as we are in the process of completing this year's Form 20-F filing.

Yours truly,

Wayne Fraser,
Interim Chief Financial Officer.